Exhibit 4.1

Share Certificate

Certificate Number	Number of shares

NEW CENTURY LOGISTICS (BVI) LIMITED

Incorporated under the Law of the British Virgin Islands

This is to certify that [Name] of [Address] is the registered holder of [Number] [Share Class] shares of [Value] each being [partly paid to the extent of [amount in words][amount in numerals] per share]]/[fully paid][and numbered [number]] in the above-named company, subject to the memorandum and articles of association of the company.

GIVEN under the Common Seal of the said Company this [date].

The Common Seal of the Company was hereunto affixed.

Director